AGM Group Holdings Inc.

1 Jinghua South Road

Wangzuo Plaza East Tower, Room 2112

Beijing 100020

People’s Republic of China 325025

August 29, 2017

Via E-Mail

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	AGM Group Holdings Inc.

Amendment No. 1 to Registration Statement on Form F-1

Submitted July 21, 2017

File No. 333-218020

Dear Ms. Mills-Apenteng:

We are in receipt of your comment letter dated August 9, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Cover Page

1.	We note your revised disclosure in response to prior comment 1. Please disclose here, and elsewhere as appropriate, the combined voting power of the holders of your Class B ordinary shares based on the actual offering amounts when known. In addition, please further revise to remove the disclosure regarding the number of authorized Class A and Class B Ordinary Shares from the cover page.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on the cover page to reflect the combined voting power of our Class B shareholders. We have also removed the disclosure regarding the number of authorized Class A and Class B Ordinary Shares from the cover page.

Prospectus Summary, page 1

2.	Please revise the summary overview to disclose clearly that substantially all of your business operations and R&D are conducted in China. Clarify whether substantially all of your employees are located in China. Provide similar disclosure in the business section overview.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the summary overview on page 1 and the business section overview on page 50 to disclose that substantially all of our business operations and research and development are conducted in China and that substantially all of our employees are located in China.

Corporate Information, page 6

3.	In your response to prior comment 6 you state that your business “does not have restrictions on foreign investment or ownership imposed by the PRC law and regulations.” However, we note your disclosures that your PRC subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and that the PRC extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. We thus reissue prior comment 6. Please revise your disclosure to clearly state whether your business, a substantial majority of which is composed of your online trading platform application service, is subject to PRC foreign investment and ownership restrictions. If so, discuss the restrictions and, as applicable, their impact on your organizational structure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that our PRC subsidiaries were formed because substantially all of our employees and management are located in China. Most of our revenues are generated through the business of our subsidiary, AGM Technology Limited, a Hong Kong SAR limited liability (“AGM HK”), in order to reduce the cost of conducting business. AGM HK then outsources the software solution services to our subsidiaries within the PRC, where the operation cost, including lease and labor, is much lower than that of Hong Kong. By including these subsidiaries as part of our corporate structure, we are able to both retain all of the revenue of the contracts signed by AGM HK through our consolidated financial statements and significantly cut down our operation cost at the same time. This corporate structure provides us with competitive advantage to maintain our profitability. Additionally, each of our PRC subsidiaries, AGM Shenzhen, AGM Beijing and AGM Nanjing, only provides software solution services and does not engage in financial service or internet service. Because AGM HK is not located within the PRC, we do not believe our business is subject to PRC foreign investment and ownership restrictions.

Risk Factors

“We are dependent on our major customers for the majority of our revenues...,” page 11

4.

We reissue prior comment 8 in part as your response and revised disclosure do not address your dependence on several suppliers. Please consider providing a separate risk factor, or expanding this risk factor, to address your dependence on a limited number of suppliers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided a separate risk factor addressing on page 13 that we rely on a limited number of suppliers. The disclosure is provided below for the Staff’s convenience:

We are dependent on a limited number of suppliers, and delays in deliveries or increases in the cost could harm our business, results of operations and financial condition.

Our ability to meet our customers’ demand for our service depends upon obtaining adequate supplies on a timely basis. We have established relationships with a limited number of suppliers. For the year ended December 31, 2016, our three largest suppliers collectively accounted for approximately 92.65% of total cost. Should any of our current suppliers be unable to deliver their service or otherwise fail to deliver in a timely manner and at acceptable prices and quality, we would have to identify and quality replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could have a material adverse effect on our business, financial condition and results of operations. Additionally, increase in costs may adversely impact demand for our services or the results of our business operations.

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Risks Related to Our Corporate Structure and Operation

“The dual-class structure of our ordinary shares has the effect...,” page 24

5.	To better highlight the risk relating to your dual-class structure, please consider removing the first two paragraphs describing the rights of Class A and Class B ordinary shareholders and including instead a cross-reference to your discussion of these rights in the Description of Share Capital on page 76. In addition, disclose here the combined voting power of the holders of your Class B ordinary shares based on the actual offering amounts when known.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the first two paragraphs describing the rights of the Class A and Class B Ordinary Shares shareholders and included a cross-reference to the Description of Share Capital on page 80. In addition, we have provided disclosure of the combined voting power of the holders of our Class B ordinary shares based on the actual offering amounts when known.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forex trading brokerage service, page 38

6.	It is unclear how your response to prior comment 18 explains in what way your license to provide forex trading brokerage services also covers trading in precious metal and oil spot contracts. Please provide us with a more detailed explanation of the terms of the license that specifically provide for trading in precious metal and oil spot contracts, or that provide for trading in areas outside of foreign exchange, or otherwise demonstrate that your forex trading brokerage license covers these other trade categories. Please refer to specific provisions of the license or otherwise support your response with appropriate documentation.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that AGM Group Ltd. (“AGM Belize”), our subsidiary, is licensed to provide brokerage services regarding trading in foreign exchange by the IFSC. We also provide our users with trading in spot precious metals and spot oil because spot precious metals and spot oils are conventionally categorized as spot forex. In the spot market, spot precious metals and spot oil are usually categorized as spot forex because spot precious metals and spot oil transactions are usually denominated in more than one currency, which results in the same profit calculation and margin calculation specifications applying to the contract of spot precious metals and spot oil as well as the contract of spot forex. Additionally, IFSC only provide two types of license regarding brokerage trading service, which are trading in foreign exchange services and trading in securities services. See http://www.ifsc.gov.bz/licensed-service-providers/. Because we believe that spot precious metals and spot oil should not be categorized as securities, our IFSC License for trading in foreign exchange should cover spot precious metals and spot oil. Furthermore, according to the item 11 and 18 in the IFSC License, filed herein as exhibit 10.6, we can provide our products according to the products offered by our licensed clearing counterparties. London Multi Asset Exchange (“LMAX Exchange”), a UK FCA regulated leading Multilateral Trading Facility for foreign exchange and one of our clearing counterparties, offers products including spot precious metals and spot oils, and categorizes them as spot forex. Last but not least, it is a common practice in the forex trading industry to categorize spot precious metals and spot oil as spot forex. For example, Koderan International Markets Limited, Belize, (at http://www.koderan.com/en-us/trade/forex.php) and ZB Forex Ltd., Belize, (at http://www.zbforex.com/en/) and Decode Global Ltd. Belize (http://www.decfx.com/) all provide with trading in spot precious metal and spot oil while they only have brokerage service licnese in foreign exchange from IFSC. Therefore, IFSC allows us to provide trading in spot metals and spot oil.

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7.	Please clarify whether there are PRC licensing requirements with respect to the forex trading brokerage services you provide in China. If so, provide an appropriate discussion and state whether you are currently in compliance. In addition, to the extent you will require additional licensing to expand your business into Malaysia and Australia, the additional markets referenced in your growth strategy, please provide an appropriate discussion.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that the PRC licensing requirements do not apply to our PRC subsidiaries because none of our PRC subsidiaries engage in forex trading brokerage services in the PRC, and they only provide customers with software solution services that are outsourced by our Hong Kong subsidiary AGM Technology Limited. In addition, our subsidiary AGM Australia is applying for the necessary license with the Australian authority. We do not believe that we will need a license in Malaysia because we plan to establish our Malaysia office only to provide IT service for AGM HK and AGM Belize. We also advise the Staff that we have accordingly removed the risk factor – PRC law does not provide guidance with regard to our brokerage service.

Quantitative and Qualitative Disclosures About Market Risk, page 46

8.	We note you added qualitative disclosure in response to prior comment 17. As previously requested, please also provide quantitative information for each of the market risk exposure categories. Refer to Item 11(a) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have considered the Item 11 of Form 20-F and revised our disclosures in this section to only discuss the market risk that is immediately and directly relevant to the Company as of the latest fiscal year, being December 31, 2016. When making the revision, we have considered the guidance within Item 11 of Form 20-F, including the guidance of materiality assessment pursuant to Item 11(b) of Form 20-F. Therefore, any financial instruments that do not have material fair value balances, will not trigger material impacts (potential, near term losses) to the consolidated financial statements due to market risk, or whose carrying values approximate to their fair values (e.g. accounts receivable and accounts payable) have been scoped out from our quantitative and qualitative analysis. However, we have made certain discussions in this section to explain as to why quantitative and qualitative information is not provided for these financial instruments. After the revision, the market risk disclosures have now included both quantitative and qualitative information for each of the risk exposure categories.

Related Party Transactions

Due from a Related Party, page 72

9.	We note that you had a subscription receivable that was collectible before May 31, 2017. Please revise to indicate whether this receivable has been paid or remains outstanding.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the relevant section on page 76 to disclose that the subscription receivables have all been paid and received as of the date hereof.

Principal Shareholders, page 74

10.	Please add a column disclosing, as a percentage, the combined voting power of holders of both Class A and Class B ordinary shares.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a column on page 79, disclosing, as a percentage, the combined voting power of holders of both Class A and Class B Ordinary Shares.

Financial Statements, page F-1

11.	We note that your financial statements have been revised for corrections of errors. Please revise to disclose that your previously issued financial statements have been restated, along with a description of the nature the errors. Also disclose the effect of the correction on each financial statement line item. Refer to ASC 250-10-50-7 through 50-9. In addition, tell us what consideration your auditors gave to including a reference in their audit report to the restatement. Refer to AS 2905.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that a note disclosure (Note 2(q)) has been added to disclose that the previously issued financial statements have been restated, including a description of the nature of the error and the effect of the correction on each financial line item. Please kindly refer to Note 2(q) of the consolidated financial statements. With respect to the consideration of the auditor report, our auditors have updated their auditor report to reflect the restatement disclosed in Note 2(q) of the consolidated financial statements. Please kindly refer to the updated auditor report included in the consolidated financial statements.

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Note 15. Subsequent Events, page F-21

12.	In response to prior comment 26, you indicate that you revised to include the disclosures of subsequent events. Please also provide the disclosures in ASC 855-10-50-1 related to the date through which subsequent events have been evaluated.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included a disclosure to disclose the date, which was July 20, 2017, through which subsequent events have been evaluated. Please kindly refer to the updated Note 15 of the consolidated financial statements.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer

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